UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Far East Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

307325100

(CUSIP Number)

Michael Perman

Ashmore Investment Management Limited

61 Aldwych

London WC2B 4AE, United Kingdom

Telephone: +44 20 3077 6190

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 307325100	Page 2 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,086,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,086,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,086,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 3 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,086,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,086,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,086,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 4 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Investments (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,086,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,086,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,086,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 5 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,347,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,347,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,347,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 6 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Emerging Markets Debt Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,393,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,393,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,393,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 7 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Emerging Markets Debt and Currency Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,552,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,552,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 8 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,308,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,308,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 9 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 280,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 280,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 10 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,477
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 11 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stichting Pensioenfonds Van de Metalektro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 841,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 841,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 12 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore SICAV Emerging Markets Debt Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,028,251
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,028,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 13 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global High Yield, a sub-fund of Mediolanum Best Brands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,056,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 14 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Growing Multi Strategy Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 373,910
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 373,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 15 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Emerging Markets Corporate High Yield Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,123,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,123,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,123,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 16 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,889,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,889,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,889,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 17 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,955
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 18 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 280,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 280,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 19 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Emerging Markets Tri Asset Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,104,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,104,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,104,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 20 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Emerging Markets High Yield Plus Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,617,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,617,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 307325100	Page 21 of 74 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ashmore Global Special Situations Fund 5 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,608,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,608,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,608,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Shares”) of Far East Energy Corporation, a company organized under the laws of the State of Nevada (the “Issuer”). The principal executive offices of the Issuer are located at 363 N. Sam Houston Parkway East, Suite 380, Houston, Texas 77060.

Item 2.	Identity and Background.

This Schedule 13D is being filed by each of the persons set forth in Schedule A hereto (collectively, the “Reporting Persons”). Each Reporting Person’s jurisdiction of organization, principal business and principal business address are set forth in Schedule A and are incorporated herein by reference.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and partners (as applicable) of the Reporting Persons are set forth in Schedule B hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule B hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement on January 25, 2013 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 14, 2013, certain of the Reporting Persons named therein (the “Purchasers”), the Issuer and Far East Energy (Bermuda), Ltd., a wholly-owned subsidiary of the Issuer (“FEEB”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), a copy of which is attached hereto as Exhibit B. The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.

Subscription of Senior Secured Notes and Warrants

Pursuant to the Securities Purchase Agreement, the Purchasers agreed to subscribe for and purchase from FEEB, and FEEB and the Issuer agreed to issue and sell to the Purchasers,

Senior Secured Notes due 2016 of FEEB in the aggregate principal amount of $60,000,000 (the “Notes”) and 56,086,439 warrants (the “Warrants”) of the Issuer to purchase the number of Common Shares representing 15% of the Common Shares on a fully-diluted basis as of immediately after the issuance of the Notes and the Warrants (the “Closing”).

On January 15, 2013 (the “Closing Date”), the Purchasers subscribed for and purchased Notes and Warrants in the amounts set forth in Schedule C, which are incorporated herein by reference. The funds for the subscription price for the Notes and Warrants were obtained by the Purchasers from their general investment funds.

On the Closing Date, FEEB and certain other parties named therein entered into an Indenture, a copy of which is attached hereto as Exhibit C, in respect of the issuance of the Note. The terms and provisions of the Indenture are incorporated herein by reference.

On the Closing Date, the Issuer and Continental Stock Transfer & Trust Company, a warrant agent, entered into a Warrant Agreement (the “Warrant Agreement”), a copy of which is attached hereto as Exhibit D. The description of the Warrant Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

The Warrants are immediately exercisable and expire on December 31, 2017. Each Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one Common Share at a price equal to $0.085. The Purchasers expect to obtain the funds for the purchase price payable upon the exercise of the Warrants from their general investment funds.

A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of the Issuer, including, without limitation, the right to receive dividends or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Registration Rights Agreement

On the Closing Date, the Issuer and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit E hereto, pursuant to which the Issuer has agreed to provide the Purchasers with certain registration rights in respect of the Warrants held by the Purchasers.

The Issuer has agreed to file, within 210 days following the Closing Date, a registration statement with the Securities and Exchange Commission (the “SEC”) in respect of the Common Shares issuable upon exercise of the Warrants.

If, at any time, the Issuer files a registration statement with the SEC, the Purchasers will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Issuer to include in any such registration that number of Common Shares held by the Purchasers as the Purchasers may request, subject to certain prescribed limitations provided in the Registration Rights Agreement. The Issuer may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.

The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.

Although the Reporting Persons have no present intention to acquire securities of the Issuer other than the purchase of Common Shares issuable upon exercise of the Warrants pursuant to the terms of the Warrant Agreement, they intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Items 3 and 4 are hereby incorporated by reference in this Item 5.

Pursuant to the Securities Purchase Agreement, on the Closing Date, the Purchasers acquired the Warrants, which are exercisable to purchase 56,086,439 Common Shares, subject to adjustment. Each of the Reporting Persons is deemed to beneficially own the number of Common Shares set forth in Row (11) of the cover page in relation to such Reporting Person, representing the percentage of Common Shares set forth in Row (13) of such cover page. The Reporting Persons, in the aggregate, are deemed to beneficially own 56,086,439 Common Shares which, assuming the exercise of all the Warrants on the Closing Date, would represent 16.3% of the outstanding Common Shares.

The percentages of the Common Shares identified pursuant to Item 1 beneficially owned by each of the Reporting Persons are based on 344,785,689 Common Shares outstanding as of January 14, 2013 as provided by the Issuer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule B hereto, (a) beneficially owns any Common Shares or has the right to acquire any Common Shares; (b) presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which they may be deemed to beneficially own; and (c) has effected any transaction in the Common Shares in the 60 days preceding the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person or, to the best of their knowledge, any of the persons named in Schedule B hereto, or between any Reporting Person and any other person or, to the best of their knowledge, any person named in Schedule B hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated January 25, 2013, by and among Ashmore Group plc; Ashmore Investment Management Limited; Ashmore Investments (UK) Limited; Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Emerging Markets Debt Fund; Ashmore Emerging Markets Debt and Currency Fund Limited; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II; Stichting Pensioenfonds Van de Metalektro; Ashmore SICAV Emerging Markets Debt Fund; Global High Yield, a sub-fund of Mediolanum Best Brands; Ashmore Growing Multi-Strategy Fund Limited; Ashmore Emerging Markets Corporate High Yield Fund Limited; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund; Ashmore Emerging Markets Tri Asset Fund Limited; Ashmore Emerging Markets High Yield Plus Fund Limited; and Ashmore Global Special Situations Fund 5 Limited Partnership

B*	Securities Purchase Agreement, dated January 14, 2013, by and among Far East Energy Corporation; Far East Energy (Bermuda), Ltd.; Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Emerging Markets Debt Fund; Ashmore Emerging Markets Debt and Currency Fund Limited; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV

Emerging Markets Total Return Fund II; Stichting Pensioenfonds Van de Metalektro; Ashmore SICAV Emerging Markets Debt Fund; Global High Yield, a sub-fund of Mediolanum Best Brands; Ashmore Growing Multi-Strategy Fund Limited; Ashmore Emerging Markets Corporate High Yield Fund Limited; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund; Ashmore Emerging Markets Tri Asset Fund Limited; Ashmore Emerging Markets High Yield Plus Fund Limited; and Ashmore Global Special Situations Fund 5 Limited Partnership

C*	Indenture, dated January 15, 2013, by and among Far East Energy (Bermuda), Ltd., Far East Energy Corporation and Wells Fargo Bank, National Association, as Trustee and Collateral Agent

D*	Warrant Agreement, dated January 15, 2013, by and between Far East Energy Corporation and Continental Stock Transfer & Trust Company

E*	Registration Rights Agreement, dated January 15, 2013, by and among Far East Energy Corporation; Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Emerging Markets Debt Fund; Ashmore Emerging Markets Debt and Currency Fund Limited; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II; Stichting Pensioenfonds Van de Metalektro; Ashmore SICAV Emerging Markets Debt Fund; Global High Yield, a sub-fund of Mediolanum Best Brands; Ashmore Growing Multi-Strategy Fund Limited; Ashmore Emerging Markets Corporate High Yield Fund Limited; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund; Ashmore

Emerging Markets Tri Asset Fund Limited; Ashmore Emerging Markets High Yield Plus Fund Limited; and Ashmore Global Special Situations Fund 5 Limited Partnership

*	Filed as an Exhibit to the Form 8-K filed by the Issuer on January 18, 2013

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 25, 2013

ASHMORE GROUP PLC

By:	/s/ Michael Perman
	Name:	Michael Perman
	Title:	Company Secretary

ASHMORE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Michael Perman
	Name:	Michael Perman
	Title:	Company Secretary

ASHMORE INVESTMENTS (UK) LIMITED

By:	/s/ Michael Perman
	Name:	Michael Perman
	Title:	Company Secretary

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE EMERGING MARKETS DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE FUNDS, A MASSACHUSETTS BUSINESS TRUST, ON BEHALF OF ASHMORE EMERGING MARKETS TOTAL RETURN FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS TOTAL RETURN FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS TOTAL RETURN FUND II

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH AS CUSTODIAN AND AGENT FOR STICHTING PENSIOENFONDS VAN DE METALEKTRO

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE SICAV EMERGING MARKETS DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

ASHMORE INVESTMENT MANAGEMENT LIMITED AS PORTFOLIO MANAGER FOR GLOBAL HIGH YIELD, A SUB-FUND OF MEDIOLANUM BEST BRANDS

By:	/s/ Alexandra Autrey
	Name:	Alexandra Autrey
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASHMORE GROWING MULTI-STRATEGY FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASHMORE EMERGING MARKETS CORPORATE HIGH YIELD FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS CORPORATE DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE FUNDS, A MASSACHUSETTS BUSINESS TRUST, ON BEHALF OF ASHMORE EMERGING MARKETS CORPORATE DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH AS CUSTODIAN AND AGENT FOR ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS ASIAN CORPORATE DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASHMORE EMERGING MARKETS TRI ASSET FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASHMORE EMERGING MARKETS HIGH YIELD PLUS FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

SCHEDULE A

Reporting Persons

Reporting Person	Jurisdiction of Organization	Principal Business	Principal Business Address

Ashmore Group plc (“Ashmore Group”)	England and Wales	Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group.	61 Aldwych, London WC2B 4AE, United Kingdom

Ashmore Investment Management Limited (“AIML”)	England and Wales	AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the Purchasers.	61 Aldwych, London WC2B 4AE, United Kingdom

Ashmore Investments (UK) Limited (“AI(UK)L”)	England and Wales	AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.	61 Aldwych, London WC2B 4AE, United Kingdom

Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio (“EMLIP”)	Guernsey	EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) and has been authorized by the Guernsey Financial Services Commission (“GFSC”) as a Class B Collective Investment Scheme.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL

Reporting Person	Jurisdiction of Organization	Principal Business	Principal Business Address

Ashmore Emerging Markets Debt Fund (“AEMDF”)	Cayman Islands	AEMDF is a limited liability company set up for investments in emerging market countries.	c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands

Ashmore Emerging Markets Debt and Currency Fund Limited (“AEMDCF”)	Guernsey	AEMDCF is an open-ended investment company with limited liability and has been authorized by the GFSC as a Class B Collective Investment Scheme.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL

Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund (“USTRF”)	Massachusetts	USTRF is a sub fund of Ashmore Funds, a business trust which is a US registered investment company.	c/o Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE

Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund (“SICTRF”)	Luxembourg	SICTRF is a sub fund of Ashmore SICAV, an investment company organized under Luxembourg law as a société anonyme qualifying as a société d’investissement à capital variable and UCITS III compliant.	2 Rue Albert Borschette, L-1246 Luxembourg

Reporting Person	Jurisdiction of Organization	Principal Business	Principal Business Address

Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II (“SICTRF2”)	Luxembourg	SICTRF2 is a sub fund of Ashmore SICAV, an investment company organized under Luxembourg law as a société anonyme qualifying as a société d’investissement à capital variable and UCITS III compliant.	2 Rue Albert Borschette, L-1246 Luxembourg

Stichting Pensioenfonds Van de Metalektro (“PME”)	Netherlands	PME is a Dutch pension fund.	Folkstoneweg 38, 118LM Schiphol Zuidoost, Amsterdam, The Netherlands

Ashmore SICAV Emerging Markets Debt Fund (“SICAV1”)	Luxembourg	SICAV1 is a sub fund of Ashmore SICAV, an investment company organized under Luxembourg law as a société anonyme qualifying as a société d’investissement à capital variable and UCITS III compliant.	2 Rue Albert Borschette, L-1246 Luxembourg

Global High Yield, a sub-fund of Mediolanum Best Brands (“TOPMAN”)	Ireland	TOPMAN is a sub-fund of the Mediolanum Best Brands, an Irish UCITS III fund.	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland

Ashmore Growing Multi-Strategy Fund Limited (“AGMSF”)	Guernsey	AGMSF is an open-ended investment company with limited liability authorized by the GFSC as a Class B Collective Investment Scheme.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL

Reporting Person	Jurisdiction of Organization	Principal Business	Principal Business Address

Ashmore Emerging Markets Corporate High Yield Fund Limited (“AEMCHY”)	Guernsey	AEMCHY is an open-ended investment company with limited liability authorized by the GFSC as a Class B Collective Investment Scheme.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL

Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund (“SICCDF”)	Luxembourg	SICCDF is a sub fund of Ashmore SICAV, an investment company organized under Luxembourg law as a société anonyme qualifying as a société d’investissement à capital variable and UCITS III compliant.	2 Rue Albert Borschette, L-1246 Luxembourg

Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund (“USCDF”)	Massachusetts	USCDF is a sub fund of Ashmore Funds, a business trust which is a US registered investment company.	c/o Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE

Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund (“SICACDF”)	Luxembourg	SICACDF is a sub fund of Ashmore SICAV, an investment company organized under Luxembourg law as a société anonyme qualifying as a société d’investissement à capital variable and UCITS III compliant.	2 Rue Albert Borschette, L-1246 Luxembourg

Ashmore Emerging Markets Tri Asset Fund Limited (“AEMTAF”)	Guernsey	AEMTAF is an open-ended investment company with limited liability authorized by the GFSC as a Class B Collective Investment Scheme.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL

Reporting Person	Jurisdiction of Organization	Principal Business	Principal Business Address

Ashmore Emerging Markets High Yield Plus Fund Limited (“AEMHYP”)	Guernsey	AEMHYP is an open-ended investment company with limited liability authorized by the GFSC as a Class B Collective Investment Scheme.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL

Ashmore Global Special Situations Fund 5 Limited Partnership (“GSSF5”)	Guernsey	GSSF5 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings.	Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL

SCHEDULE B

Directors and Executive Officers of the Reporting Persons

Ashmore Group

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Benson	Investment Manager	c/o 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Melda Donnelly	Chartered Accountant	c/o 61 Aldwych, London, WC2B 4AE, United Kingdom	Australian

Nick Land	Chartered Accountant	c/o 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Simon Fraser	Investment Manager	c/o 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Executive Officers

Mark Coombs	Chief Executive Officer of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Graeme Dell	Finance Director of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

AIML

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Mark Coombs	Chief Executive Officer of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Graeme Dell	Finance Director of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Executive Officers

Mark Coombs	Chief Executive Officer of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Graeme Dell	Finance Director of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

AI(UK)L

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Mark Coombs	Chief Executive Officer of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Graeme Dell	Finance Director of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Executive Officers

Mark Coombs	Chief Executive Officer of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Graeme Dell	Finance Director of Ashmore Group	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

EMLIP

Note: EMLIP is a cell of a unit trust and therefore has no directors or executive officers. The details set forth below are in respect of Asset Holder PCC Limited.

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: This company does not have executive officers.

AEMDF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Sarah Kelly	Independent Director	P.O. Box 61, Grand Cayman KY1-1102, Cayman Islands	British

Martin Lang	Independent Director	PO Box 12107, Grand Cayman, KY1-1010, Cayman Islands	British

Michael Moody	Executive of Ashmore Investment Management Limited	c/o Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Note: This company does not have executive officers.

AEMDCF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: This company does not have executive officers.

USTRF

Name	Present Principal Occupation	Business Address	Citizenship

Trustees

Yeelong Balladon	Freshfields Bruckhaus Deringer from 1982 to 2009 (Partner from 1999)	7224 Aynsley Lane, McLean, VA 22102	American

George Gorman	George J. Gorman LLC (consulting firm)	17 Sunset Path, Sudbury, MA 01776	American

Michael Chamberlin	Executive Director, Emerging Markets Trading Association	Emerging Markets Trading Association, 360 Madison Ave., 17th Floor, New York, N.Y. 10017	American

George Grunebaum (Interested Trustee; President and Chief Executive Officer)	Chief Executive Officer	Ashmore Investment Management (US) Corporation, 122 East 42nd Street, 50th Floor, New York, NY 10168	American

Martin Tully (Interested Trustee)	Senior Operations Manager	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Note: This company does not have directors or executive officers.

SICTRF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Executive of Ashmore Investment Management Limited	c/o Ashmore Investment Management Limited, 61 Aldwych, London WC2B 4AE, United Kingdom	British

Claude Kremer	Partner, law firm Arendt & Medernach	Arendt & Medernach 14, rue Erasme L-2082 Luxembourg	Luxembourg

Steve David	Managing Director, Northern Trust Luxembourg Management Company S.A	Northern Trust Luxembourg 2, Rue Albert Borschette L-1246 Luxembourg	Luxembourg

Note: This company does not have executive officers.

SICTRF2

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Executive of Ashmore Investment Management Limited	c/o Ashmore Investment Management Limited, 61 Aldwych, London WC2B 4AE, United Kingdom	British

Claude Kremer	Partner, law firm Arendt & Medernach	Arendt & Medernach 14, rue Erasme L-2082 Luxembourg	Luxembourg

Steve David	Managing Director - Northern Trust Luxembourg Management Company S.A	Northern Trust Luxembourg 2, Rue Albert Borschette L-1246 Luxembourg	Luxembourg

Note: This company does not have executive officers.

PME

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Pieter Swart	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Jan Berghuis	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Wouter Mudde	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Jos Brocken	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Hendrik Kroezen	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

René van de Kieft	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Frans-Willem Briët	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Dries Nagtegaal	Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Geert van Til	Owner/Director	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Ivo Slikkerveer	Senior Pension Adviser	Folkstoneweg 38, 1118LM Schiphol (Amsterdam), the Netherlands	Dutch

Note: This company does not have executive officers.

SICAV1

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Executive of Ashmore Investment Management Limited	c/o Ashmore Investment Management Limited, 61 Aldwych, London WC2B 4AE, United Kingdom	British

Claude Kremer	Partner, law firm Arendt & Medernach	Arendt & Medernach 14, rue Erasme L-2082 Luxembourg	Luxembourg

Steve David	Managing Director - Northern Trust Luxembourg Management Company S.A	Northern Trust Luxembourg 2, Rue Albert Borschette L-1246 Luxembourg	Luxembourg

Note: This company does not have executive officers.

TOPMAN

Note: TOPMAN does not have a board of directors. The details below are in respect of its manager, Mediolanum International Funds Limited.

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Corrado Bocca	MIFL Group employee	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Italian

Vittorio Gaudio	MIFL Group employee	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Italian

Furio Pietribiasi	MIFL Group employee	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Italian

Andrew Bates	Commercial Lawyer	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Irish

Browyn Wright	Investment Professional	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Irish

Wyndham Williams	Investment Professional	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Irish

John L Mahon	Investment Professional	Iona Building, Block B, 4th Floor, Shelbourne Road, Dublin 4, Ireland	Irish

Note: This company does not have executive officers.

AGMSF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: This company does not have executive officers.

AEMCHY

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: This company does not have executive officers.

SICCDF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Executive of Ashmore Investment Management Limited	c/o Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Claude Kremer	Partner, law firm Arendt & Medernach	Arendt & Medernach 14, rue Erasme L-2082 Luxembourg	Luxembourg

Steve David	Managing Director - Northern Trust Luxembourg Management Company S.A	Northern Trust Luxembourg 2, Rue Albert Borschette L-1246 Luxembourg	Luxembourg

Note: This company does not have executive officers.

USCDF

Name	Present Principal Occupation	Business Address	Citizenship

Trustees

Yeelong Balladon	Freshfields Bruckhaus Deringer from 1982 to 2009 (Partner from 1999)	7224 Aynsley Lane McLean, VA 22102	American

George Gorman	George J. Gorman LLC (consulting firm)	17 Sunset Path, Sudbury, MA 01776	American

Michael Chamberlin	Executive Director, Emerging Markets Trading Association	Emerging Markets Trading Association, 360 Madison Ave., 17th Floor, New York, N.Y. 10017	American

George Grunebaum (Interested Trustee; President and Chief Executive Officer)	Chief Executive Officer	Ashmore Investment Management (US) Corporation 122 East 42nd Street, 50th Floor, New York, NY 10168	American

Martin Tully (Interested Trustee)	Senior Operations	Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Note: This company does not have executive officers.

SICACDF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Executive of Ashmore Investment Management Limited	c/o Ashmore Investment Management Limited, 61 Aldwych, London, WC2B 4AE, United Kingdom	British

Claude Kremer	Partner, law firm Arendt & Medernach	Arendt & Medernach 14, rue Erasme L-2082 Luxembourg	Luxembourg

Steve David	Managing Director - Northern Trust Luxembourg Management Company S.A	Northern Trust Luxembourg 2, Rue Albert Borschette L-1246 Luxembourg	Luxembourg

Note: This company does not have executive officers.

AEMTAF

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: This company does not have executive officers.

AEMHYP

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: This company does not have executive officers.

GSSF5

Note: GSSF5 is a limited partnership and so does not have a board of directors. The details set forth below are in respect of its general partner, Ashmore Global Special Situations Fund 5 (GP) Limited.

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Michael Moody	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	British

Victor Holmes	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Nigel Carey	Non-executive Director	Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands	Guernsey

Note: We cannot disclose the identities of the limited partners as it is confidential information. This partnership does not have executive officers.

SCHEDULE C

SUBSCRIPTION OF NOTES AND WARRANTS

Reporting Person	Notes ($ in Millions)	Warrants
EMLIP	10.00	9,347,740
AEMDF	4.70	4,393,438
AEMDCF	3.80	3,552,141
USTRF	1.40	1,308,684
SICTRF	0.30	280,432
SICTRF2	0.10	93,477
PME	0.90	841,297
SICAV1	1.10	1,028,251
TOPMAN	2.20	2,056,503
AGMSF	0.40	373,910
AEMCHY	11.90	11,123,810
SICCDF	6.30	5,889,076
USCDF	0.20	186,955
SICACDF	0.30	280,432
AEMTAF	7.60	7,104,282
AEMHYP	2.80	2,617,367
GSSF5	6.00	5,608,644

Total	60.00	56,086,439

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated January 25, 2013, by and among Ashmore Group plc; Ashmore Investment Management Limited; Ashmore Investments (UK) Limited; Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Emerging Markets Debt Fund; Ashmore Emerging Markets Debt and Currency Fund Limited; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II; Stichting Pensioenfonds Van de Metalektro; Ashmore SICAV Emerging Markets Debt Fund; Global High Yield, a sub-fund of Mediolanum Best Brands; Ashmore Growing Multi-Strategy Fund Limited; Ashmore Emerging Markets Corporate High Yield Fund Limited; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund; Ashmore Emerging Markets Tri Asset Fund Limited; Ashmore Emerging Markets High Yield Plus Fund Limited; and Ashmore Global Special Situations Fund 5 Limited Partnership

B*	Securities Purchase Agreement, dated January 14, 2013, by and among Far East Energy Corporation; Far East Energy (Bermuda), Ltd.; Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Emerging Markets Debt Fund; Ashmore Emerging Markets Debt and Currency Fund Limited; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II; Stichting Pensioenfonds Van de Metalektro; Ashmore SICAV Emerging Markets Debt Fund; Global High Yield, a sub-fund of Mediolanum Best Brands; Ashmore Growing Multi-Strategy Fund Limited; Ashmore Emerging Markets Corporate High Yield Fund Limited; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund; Ashmore Emerging Markets Tri Asset Fund Limited; Ashmore Emerging Markets High Yield Plus Fund Limited; and Ashmore Global Special Situations Fund 5 Limited Partnership

C*	Indenture, dated January 15, 2013, by and among Far East Energy (Bermuda), Ltd., Far East Energy Corporation and Wells Fargo Bank, National Association, as Trustee and Collateral Agent

D*	Warrant Agreement, dated January 15, 2013, by and between Far East Energy Corporation and Continental Stock Transfer & Trust Company

E*	Registration Rights Agreement, dated January 15, 2013, by and among Far East Energy Corporation; Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Emerging Markets Debt Fund; Ashmore Emerging Markets Debt and Currency Fund Limited; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Total Return Fund II; Stichting Pensioenfonds Van de Metalektro; Ashmore SICAV Emerging Markets Debt Fund; Global High Yield, a sub-fund of Mediolanum Best Brands; Ashmore Growing Multi-Strategy Fund Limited; Ashmore Emerging Markets Corporate High Yield Fund Limited; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Corporate Debt Fund; Ashmore Funds, a Massachusetts business trust, on behalf of Ashmore Emerging Markets Corporate Debt Fund; Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Asian Corporate Debt Fund; Ashmore Emerging Markets Tri Asset Fund Limited; Ashmore Emerging Markets High Yield Plus Fund Limited; and Ashmore Global Special Situations Fund 5 Limited Partnership

*	Filed as an Exhibit to the Form 8-K filed by the Issuer on January 18, 2013

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, dated January 25, 2013, with respect to the shares of common stock, par value $0.0001 per share, of Far East Energy Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 25th day of January, 2013.

ASHMORE GROUP PLC

By:	/s/ Michael Perman
	Name:	Michael Perman
	Title:	Company Secretary

ASHMORE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Michael Perman
	Name:	Michael Perman
	Title:	Company Secretary

ASHMORE INVESTMENTS (UK) LIMITED

By:	/s/ Michael Perman
	Name:	Michael Perman
	Title:	Company Secretary

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE EMERGING MARKETS DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE FUNDS, A MASSACHUSETTS BUSINESS TRUST, ON BEHALF OF ASHMORE EMERGING MARKETS TOTAL RETURN FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS TOTAL RETURN FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE SICAV IN RESPECT OF
ASHMORE SICAV EMERGING MARKETS TOTAL RETURN FUND II

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH
AS CUSTODIAN AND AGENT FOR
STICHTING PENSIOENFONDS VAN DE METALEKTRO

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE SICAV EMERGING MARKETS DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

ASHMORE INVESTMENT MANAGEMENT LIMITED
AS PORTFOLIO MANAGER FOR
GLOBAL HIGH YIELD, A SUB-FUND OF MEDIOLANUM BEST BRANDS

By:	/s/ Alexandra Autrey
	Name:	Alexandra Autrey
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASHMORE GROWING MULTI-STRATEGY FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASHMORE EMERGING MARKETS CORPORATE HIGH YIELD FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS CORPORATE DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST COMPANY, LONDON BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE FUNDS, A MASSACHUSETTS BUSINESS TRUST, ON BEHALF OF ASHMORE EMERGING MARKETS CORPORATE DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST GLOBAL SERVICES LIMITED, LUXEMBOURG BRANCH
AS CUSTODIAN AND AGENT FOR
ASHMORE SICAV IN RESPECT OF ASHMORE SICAV EMERGING MARKETS ASIAN CORPORATE DEBT FUND

By:	/s/ Nick Heales
	Name:	Nick Heales
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASHMORE EMERGING MARKETS TRI ASSET FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASHMORE EMERGING MARKETS HIGH YIELD PLUS FUND LIMITED

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person

NORTHERN TRUST (GUERNSEY) LIMITED
AS CUSTODIAN AND AGENT FOR
ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP

By:	/s/ Sarah Brouard
	Name:	Sarah Brouard
	Title:	Authorized Person

By:	/s/ George Spalding
	Name:	George Spalding
	Title:	Authorized Person